

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2014

Via E-mail
Daniel Yates
Chief Executive Officer
OPower, Inc.
1515 North Courthouse Road, 8th Floor
Arlington, VA 22201

> **Re: OPower, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 3, 2014**
> **File No. 333-194264**

Dear Mr. Yates:

We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Risk Factors

Risks Related to Our Business

We have identified a material weakness…, page 27

1. This caption and the related paragraph commingle two separate risk factors. In this regard, we note that the caption and the second and third paragraphs on page 28 relate to the specific material weaknesses identified during the review of your 2013 audited financial statements whereas the remaining paragraphs relate to the general risk that an emerging growth company will not be required to conduct or provide management's views on the effectiveness of internal controls over financial reporting until the second annual report filed with the SEC. Please revise to separately caption and describe these distinct risks.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any questions regarding this comment or, in his absence, me at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Richard Kline, Goodwin Proctor LLP